SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 11, 2020

Quarterly Securities Report

For the three months ended June 30, 2020

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 11, 2020, Sony Corporation (the “Company” or “Sony Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2020 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2019	Three months ended June 30, 2020	Fiscal year ended March 31, 2020

Sales and operating revenue	1,925,724	1,968,919	8,259,885

Operating income	230,925	228,395	845,459

Income before income taxes	231,018	319,919	799,450

Net income attributable to Sony Corporation’s stockholders	152,122	233,251	582,191

Comprehensive income	153,287	202,103	666,032

Total equity	4,545,273	4,991,904	4,789,535

Total assets	21,607,483	23,626,356	23,039,343

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	121.78	191.09	471.64

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	119.22	186.94	461.23

Ratio of stockholders’ equity to total assets (%)	17.8	18.3	17.9

Net cash provided by operating activities	(823)	126,185	1,349,745

Net cash used in investing activities	(323,153)	(475,273)	(1,352,278)

Net cash provided by (used in) financing activities	86,656	290,252	65,658

Cash and cash equivalents at end of the period	1,210,507	1,448,614	1,512,357

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2020.

As of June 30, 2020, the Company had 1,441 subsidiaries and 155 affiliated companies, of which 1,402 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 141 affiliated companies.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

The coronavirus disease 2019 (COVID-19) pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.

The COVID-19 pandemic is adversely affecting the production, development, sale and distribution of the products and services in each of Sony’s business segments, and this negative impact is expected to continue in the future. For example, in the Game & Network Services (“G&NS”) segment, there was an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, CDs and other packaged media sales are decreasing due to restrictions on going outside, and ticket, merchandising and video revenues are decreasing as concerts and other events are being postponed and cancelled in Japan and other areas. In the Pictures segment, box office revenue has been impacted by the closure of movie theaters, and Sony generally has not been able to release its already completed titles in theaters. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply was temporarily insufficient to meet demand. Additionally, some partner companies that supply components to several of Sony’s businesses have reduced their operations, causing a delay in the production of some Sony products due to component shortages. In the Imaging & Sensing Solutions (“I&SS”) segment, image sensor sales are decreasing primarily due to a slowdown in the smartphone market, which is the final outlet for Sony’s image sensors. In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person sales activity of the Lifeplanner® salespeople at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 through May 2020. The impact that these and other COVID-19-related factors have had on Sony’s ability to produce, develop, sell and distribute the products and services of each of Sony’s business segments is further discussed in “(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in COVID-19, as well as the state of lockdowns and other measures in various geographic areas around the world. For example, in the G&NS segment, hardware production and game software development could be delayed due to the impact of COVID-19. The Music segment may continue to be negatively impacted by delays in the release of new music and a global reduction in advertising licensing revenue, and the Pictures segment may continue to be negatively impacted by delays in the production and release schedules of new motion pictures and TV shows, as well as by the global reduction in advertising revenue. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally. The I&SS segment may be negatively impacted by a decline in demand in the smartphone market, and the Financial Services segment may continue to be negatively affected by the prohibition against all in-person sales activity of the Lifeplanner® salespeople at Sony Life.

The continued impact of COVID-19 could heighten many of the risks and uncertainties noted below.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to“IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Three months ended June 30
	2019	2020
Sales and operating revenue	¥1,925.7	¥1,968.9
Operating income	230.9	228.4
Income before income taxes	231.0	319.9
Net income attributable to Sony Corporation’s stockholders	152.1	233.3

Sales for the three months ended June 30, 2020 (“the current quarter”) increased 43.2 billion yen compared to the same quarter of the previous fiscal year (“year-on-year”) to 1 trillion 968.9 billion yen. This increase was primarily due to significant increases in sales in the G&NS and Financial Services segments, partially offset by a significant decrease in sales in the EP&S segment. Sales in the same quarter of the previous fiscal year included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination.

Operating income in the current quarter was 228.4 billion yen, essentially flat year-on-year. This was primarily due to a significant deterioration in operating results in the EP&S segment and a significant decrease in operating income in the I&SS segment, as well as a significant deterioration in operating results in Corporate and elimination resulting primarily from the absence of the above-mentioned patent royalty revenue recorded in the same quarter of the previous fiscal year. These negative factors were substantially offset by significant increases in operating income in the G&NS and Pictures segments.

Operating income for the current quarter included the following:

•	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 6.5 billion yen (Music segment)
•	Expenses related to the Sony Global Relief Fund for COVID-19: 3.3 billion yen (Corporate and elimination)

During the current quarter, restructuring charges, net, decreased 3.1 billion yen year-on-year to 0.5 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current quarter, recorded within operating income, was a loss of 0.3 billion yen, compared to income of 1.3 billion yen in the same quarter of the previous fiscal year. This deterioration was mainly due to a deterioration of equity in net income (loss) in the Music segment.

The net effect of other income and expenses was income of 91.5 billion yen, an improvement of 91.4 billion yen year-on-year, mainly due to the recording of 96.9 billion yen in unrealized gains on Sony’s shares of Spotify Technology S.A. and Bilibili Inc. (“Bilibili”), both in the current quarter. For details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 2. Marketable securities and securities investments.”

Income before income taxes increased 88.9 billion yen year-on-year to 319.9 billion yen.

During the current quarter, Sony recorded 72.9 billion yen of income tax expense, resulting in an effective tax rate of 22.8%, which was lower than the effective tax rate of 28.1% in the same quarter of the previous fiscal year. This lower effective tax rate was primarily due to a decrease in tax expense due to Sony recording tax expense based on the assumption that it would be subject to the Base Erosion Anti-Abuse Tax, or “BEAT,” in the U.S. consolidated tax group in the same quarter of the previous fiscal year and, in the current quarter, Sony providing for its taxes assuming it is not subject to the BEAT and may offset its U.S. tax liability by tax credits against which Sony established valuation allowances. These positive factors were partially offset by an increase in deferred tax liabilities for Japan controlled foreign company taxation in the current quarter.

Net income attributable to Sony Corporation’s stockholders increased 81.1 billion yen year-on-year to 233.3 billion yen.

Conditions at Sony’s Manufacturing Plants Resulting from the Spread of COVID-19

Sony has a total of six in-house manufacturing plants located in China and Malaysia. Although these plants were shut down for a period of time between January and April 2020, they have since resumed operations and are currently operating at the levels they were before the spread of the virus. Sony shut down its manufacturing plant in the U.K. (Wales) from March 26, 2020 in accordance with a mandate from the local government. From March 31, 2020, Sony has resumed its U.K. manufacturing operations after receiving approval from local authorities, and operations are returning to the level they were before the spread of the virus. Business has been impacted by factors such as restrictions on the movement of people across national borders, making it difficult for Sony to send engineers to manufacturing hubs such as China and countries in Southeast Asia for the purpose of helping with new product launches or giving instructions on manufacturing.

Operating performance for the current quarter and the current view regarding the impact of the spread of COVID-19 by business segment are as follows:

Game & Network Services (G&NS)

Results for the Three Months ended June 30, 2020

Sales increased 148.6 billion yen year-on-year to 606.1 billion yen. This significant increase in sales was primarily due to a significant increase in game software and PlayStation®Plus (“PS Plus”) sales, partially offset by a decrease in PlayStation®4 (“PS4™”) hardware sales. Operating income increased 50.2 billion yen year-on-year to 124.0 billion yen, primarily due to the impact of the above-mentioned significant increase in game software and PS Plus sales. These positive factors were partially offset by the impact of an increase in costs.

Current View Regarding the Impact on the Business from the Spread of the Coronavirus Disease 2019 (“COVID-19”)

Although production of PS4 hardware was slightly impacted due to issues in the component supply chain, these issues have now been addressed. Sales of game software that is downloaded from the network, as well as PS Plus and PlayStationTMNow subscriber numbers, have significantly increased. Regarding the launch of PlayStation®5, although factors such as constraints due to employees working from home and restrictions on international travel remain, necessary measures are being taken and preparations are underway with the launch of the console scheduled for the 2020 holiday season. At this time, no major problems have arisen in the game software development pipeline for Sony’s own first-party studios or its partners’ studios.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing LLC (“Sony/ATV”) and EMI Music Publishing Ltd. (“EMI”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the Three Months ended June 30, 2020

Despite an increase in revenue from paid subscription streaming services, sales decreased 25.1 billion yen year-on-year to 177.1 billion yen, primarily due to the impact of COVID-19. Sales for Recorded Music and Music Publishing decreased mainly due to decreases in sales for physical media and advertising-supported streaming services, as well as a decrease in music licensing revenues. Visual Media and Platform sales decreased primarily due to lower sales from the production of physical media and the impact of the postponement and cancellation of live events, both primarily in Japan. Operating income decreased 3.4 billion yen year-on-year to 34.9 billion yen, primarily due to the impact of the above-mentioned decrease in sales, partially offset by a 6.5 billion yen gain recorded on the sale of a portion of shares of Pledis.

Current View Regarding the Impact on the Business from the Spread of COVID-19

Around the world, the release of new music is being delayed primarily due to some artists being unable to record songs and music videos. The impact on profitability from the delays in new music is limited at this time in the U.S. and other countries where the proportion of music that is streamed is high. However, in countries like Japan where the proportion of music that is streamed is relatively low, CDs and other packaged media sales are decreasing due to restrictions on going outside. Ticket and merchandising revenues are also decreasing, as concerts and other events are being postponed and cancelled in Japan and other areas. Due to a global reduction in advertising spending, revenue from advertising-supported streaming services and revenue from the licensing of music in TV commercials is decreasing. Additionally, delays in the production of motion pictures and TV shows are causing a decline in music licensing revenue.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the Three Months ended June 30, 2020

Sales decreased 11.0 billion yen, a 6% decrease year-on-year (an approximate 4% decrease on a U.S. dollar basis), to 175.1 billion yen. The decrease in sales on a U.S. dollar basis was due to lower sales for Motion Pictures and Media Networks, partially offset by higher sales for Television Productions. The decrease in sales for Motion Pictures was primarily due to the absence of theatrical releases in the current quarter due to the impact of theater closures as a result of COVID-19. The lower sales for Media Networks were primarily due to lower advertising revenues due to the impact of COVID-19. The higher sales for Television Productions were primarily due to higher licensing revenues for U.S. television catalog product and the series The Boys. Operating income increased 24.4 billion yen year-on-year to 24.7 billion yen. The significant increase in operating income was primarily due to lower marketing costs in Motion Pictures from the absence of theatrical releases caused by COVID-19, partially offset by the above-mentioned lower sales.

Current View Regarding the Impact on the Business from the Spread of COVID-19

Although some movie theaters are reopening around the world, a large number are still closed or must limit the number of patrons, leading to box office revenue around the world being impacted. For this reason, Sony generally has not been able to release its already completed films in theaters. Due to restrictions on people’s movement, the production schedules of new motion pictures and television shows by Sony are significantly delayed around the world, especially in the U.S. As a result, in Motion Pictures, theatrical revenues and revenues generated after theatrical release, including home entertainment and television licensing sales, are expected to decrease. On the other hand, digital rental and sell-through revenues for films which Sony released theatrically prior to the spread of COVID-19 have been strong. In Television Productions, revenues are beginning to be impacted by delays in the delivery of shows to TV networks and digital distribution services. Due to a global reduction in advertising spending, advertising revenue in Media Networks is decreasing significantly, especially in India.

Electronics Products & Solutions (EP&S)

Results for the Three Months ended June 30, 2020

Sales decreased 152.1 billion yen year-on-year to 331.8 billion yen. This significant decrease in sales was mainly due to a decrease in unit sales of digital cameras, televisions and Audio and Video, resulting primarily from the impact of COVID-19. An operating loss of 9.1 billion yen was recorded, compared to operating income of 25.1 billion yen recorded in the same quarter of the previous fiscal year, primarily due to the above-mentioned impact of the decrease in sales, partially offset by reductions in operating costs in each of the businesses.

Current View Regarding the Impact on the Business from the Spread of COVID-19

The four major in-house and outsourcing manufacturing sites for Sony’s TV business, as well as the factories owned by Sony in China and Thailand that make digital cameras and smartphones, are currently operating as usual. Retail sales have decreased significantly due to the closure of retail stores globally, the impact of which is continuing to affect markets like Asia and Latin America. Conversely, in Japan, Europe, North America and China, retail stores are gradually reopening. In addition, although sales and profit from digital cameras were significantly impacted by a substantial slowdown in demand around the world, this business is beginning to show signs of recovery, albeit at a relatively slower pace compared to other product categories.

Imaging & Sensing Solutions (I&SS)

Results for the Three Months ended June 30, 2020

Sales decreased 24.5 billion yen year-on-year to 206.2 billion yen. This significant decrease in sales was mainly due to a decrease in sales of image sensors resulting from decreases in unit sales for digital cameras and for mobile products, as well as a significant decrease in sales in businesses other than image sensors, such as analog LSIs (large-scale integration systems) and display devices. These negative factors were primarily a result of the impact of COVID-19. Operating income decreased 24.1 billion yen year-on-year to 25.4 billion yen. This significant decrease was mainly due to an increase in depreciation and amortization expenses as well as research and development expenses and the impact of the above-mentioned decrease in sales.

Current View Regarding the Impact on the Business from the Spread of COVID-19

There has been no major impact on Sony’s manufacturing plants in Japan, which are operating as usual. Sony also understands that factory operations and supply chains at most of its major mobile customers, to whom it sells its image sensors, have been recovering. On the other hand, image sensor sales are decreasing primarily due to a slowdown in the smartphone market, which is the final outlet for Sony’s products, and a change in the overall composition of sales in that market resulting from a shift from high-end to mid-range and moderately priced models.

Financial Services

Results for the Three Months ended June 30, 2020

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial Services revenue increased 109.8 billion yen year-on-year to 446.8 billion yen, mainly due to significant increases in revenue at Sony Life and Sony Bank. Revenue at Sony Life increased 89.6 billion yen year-on-year to 389.0 billion yen, mainly due to an increase in net gains on investments in the separate account. The significant increase in revenue at Sony Bank was due to an improvement in valuation gains and losses on securities. Operating income increased 1.1 billion yen year-on-year to 47.2 billion yen, primarily due to a significant increase in operating income at Sony Bank and an increase in operating income at Sony Assurance, partially offset by a significant decrease in operating income at Sony Life. The significant increase in operating income at Sony Bank was due to the above-mentioned improvement in valuation gains and losses on securities, and the increase in operating income at Sony Assurance was due to a decline in the loss ratio for automobile insurance. Operating income at Sony Life decreased 14.1 billion yen year-on-year to 25.3 billion yen, mainly due to an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance, resulting from market fluctuations and other factors and net gains and losses on derivative transactions to hedge market risks, as well as expenses recorded for various provisions related to COVID-19.

Current View Regarding the Impact on the Business from the Spread of COVID-19

All in-person sales activity of the Lifeplanner® sales employees at Sony Life was temporarily suspended pursuant to the announcement of a state of emergency by the Japanese government, which began in April 2020. After the state of emergency was fully lifted on May 25, 2020, Sony Life resumed these sales activities from June 1, 2020, and is also expanding its remote consulting services. Despite a gradual recovery, acquisitions of new insurance policies have decreased compared to the previous fiscal year, and the segment is being impacted by an increase in various expenses including compensation for sales employees. It is possible that fluctuations in the financial market could impact the financial results of this segment going forward.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2020, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

During the current quarter, the average rates of the yen were 107.6 yen against the U.S. dollar and 118.5 yen against the euro, which were 2.3 yen and 5.0 yen higher year-on-year, respectively.

For the current quarter, sales were 1 trillion 968.9 billion yen, an increase of 2% year-on-year, while on a constant currency basis sales also increased approximately 4% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income decreased 2.5 billion yen year-on-year to 228.4 billion yen for the current quarter. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Three months ended June 30		Impact of changes in foreign exchange rates
		2019	2020
G&NS	Sales	457.5	606.1	-14.8
	Operating income	73.8	124.0	-2.8
EP&S	Sales	483.9	331.8	-9.3
	Operating income (loss)	25.1	-9.1	-3.0
I&SS	Sales	230.7	206.2	-4.1
	Operating income	49.5	25.4	-1.8

In addition, sales for the Music segment decreased 12% year-on-year to 177.1 billion yen, an approximate 11% decrease on a constant currency basis. In the Pictures segment, sales decreased 6% year-on-year to 175.1 billion yen, an approximate 4% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash inflow from operating activities during the current quarter was 126.2 billion yen, compared to a net cash outflow of 0.8 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 124.6 billion yen, compared to a net cash outflow of 85.0 billion yen in the same quarter of the previous fiscal year. This improvement was primarily due to the positive impact of a decrease in notes and accounts receivable, trade and in contract assets compared to an increase in the same quarter of the previous fiscal year, as well as a smaller increase in film costs and a smaller decrease in accrued expenses in other current liabilities.

The Financial Services segment had a net cash inflow of 21.4 billion yen, a decrease of 80.1 billion yen year-on-year. This decrease was primarily due to a year-on-year decrease in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs.

Investing Activities: During the current quarter, Sony used 475.3 billion yen of net cash in investing activities, an increase of 152.1 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 153.4 billion yen net cash outflow, an increase of 65.7 billion yen year-on-year. This increase was mainly due to an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, as well as cash outflow resulting from a payment for the purchase of shares of Bilibili.

The Financial Services segment used 321.9 billion yen of net cash in investing activities, an increase of 86.5 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

Financing Activities: Net cash inflow by financing activities during the current quarter was 290.3 billion yen, an increase of 203.6 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 39.8 billion yen net cash outflow, a decrease of 121.7 billion yen year-on-year. This decrease was mainly due to an absence of the redemption of straight bonds, as well as a payment related to the repurchase of shares of Sony’s own common stock in the same quarter of the previous fiscal year.

In the Financial Services segment, there was a 310.2 billion yen net cash inflow, an increase of 79.4 billion yen year-on-year. This increase was primarily due to a larger increase in deposits from customers at Sony Bank compared to the increase in the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2020 was 1 trillion 448.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 888.8 billion yen at June 30, 2020, a decrease of 73.5 billion yen compared with the balance as of March 31, 2020, and an increase of 284.9 billion yen compared with the balance as of June 30, 2019. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 559.8 billion yen at June 30, 2020, an increase of 9.7 billion yen compared with the balance as of March 31, 2020, and a decrease of 46.7 billion yen compared with the balance as of June 30, 2019.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Cash flows from operating activities:
Net income (loss)	32,077	33,996	151,620	232,845	166,006	247,041
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	22,151	8,853	71,261	81,248	93,412	90,101
Amortization of film costs	-	-	56,546	56,858	56,546	56,858
Other operating (income) expense, net	36	54	(3,593)	(11,302)	(3,557)	(11,248)
(Gain) loss on marketable securities and securities investments, net	(9,172)	(154,558)	(329)	(96,891)	(9,501)	(251,449)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	(298)	(2,521)	(84,822)	15,769	(85,901)	19,100
(Increase) decrease in inventories	-	-	(51,976)	(26,318)	(51,976)	(26,318)
(Increase) decrease in film costs	-	-	(91,680)	(20,747)	(91,680)	(20,747)
Increase (decrease) in notes and accounts payable, trade	-	-	55,807	10,513	55,807	10,513
Increase (decrease) in future insurance policy benefits and other	138,925	255,401	-	-	138,925	255,401
(Increase) decrease in deferred insurance acquisition costs	(22,185)	(22,269)	-	-	(22,185)	(22,269)
(Increase) decrease in marketable securities held in the life insurance business	(59,080)	(46,580)	-	-	(59,080)	(46,580)
Other	(891)	(50,957)	(187,856)	(117,329)	(187,639)	(174,218)

Net cash provided by (used in) operating activities	101,563	21,419	(85,022)	124,646	(823)	126,185

Cash flows from investing activities:
Payments for purchases of fixed assets	(5,388)	(4,922)	(72,875)	(128,010)	(78,264)	(132,868)
Payments for investments and advances	(302,434)	(416,809)	(22,969)	(47,958)	(325,403)	(464,767)
Proceeds from sales or return of investments and collections of advances	72,375	99,782	303	12,680	72,678	112,462
Other	22	46	7,814	9,854	7,836	9,900

Net cash provided by (used in) investing activities	(235,425)	(321,903)	(87,727)	(153,434)	(323,153)	(475,273)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	200,622	194,206	(109,983)	(10,697)	90,313	183,510
Increase (decrease) in deposits from customers, net	57,354	146,465	-	-	57,354	146,465
Dividends paid	(27,189)	(30,453)	(25,035)	(30,095)	(25,035)	(30,094)
Other	(1)	(3)	(26,477)	1,013	(35,976)	(9,629)

Net cash provided by (used in) financing activities	230,786	310,215	(161,495)	(39,779)	86,656	290,252

Effect of exchange rate changes on cash and cash equivalents	-	-	(23,451)	(6,517)	(23,451)	(6,517)

Net increase (decrease) in cash and cash equivalents including restricted	96,924	9,731	(357,695)	(75,084)	(260,771)	(65,353)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	606,519	559,770	606,523	890,172	1,213,042	1,449,942

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	2,535	1,328	2,535	1,328

Cash and cash equivalents at end of the period	606,519	559,770	603,988	888,844	1,210,507	1,448,614

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2020.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

Research and development costs for the three months ended June 30, 2020 totaled 121.3 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,044.2 billion yen in total for Sony Corporation, SGTS and SCC as of March 31, 2020. There were no amounts outstanding under the CP programs as of March 31, 2020.

Sony Corporation borrowed 322.5 billion yen from a Japanese private bank in July 2020, in order to procure the funds necessary to acquire the common shares of SFH, a consolidated subsidiary of Sony Corporation, and the related stock acquisition rights through a tender offer, with the aim of making SFH a wholly-owned subsidiary of Sony Corporation.

In July 2020, in order to enhance liquidity, Sony Corporation executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year maturity terms in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P., which owns EMI Music Publishing, in November 2018. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 571.3 billion yen in unused committed lines of credit, as of June 30, 2020. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multicurrency committed line of credit contracted with a syndicate of foreign banks. Sony believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

v) Plan of Capital Investments and Asset Retirement

  Note for readers of this English translation:

  The Japanese-language Quarterly Securities Report includes a plan of capital investments and asset retirement described below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

Sony’s plan of capital expenditures and asset retirement during the fiscal year ending March 31, 2021, which were not decided due to the spread of COVID-19 when the Securities Report (Yukashoken Houkokusho) of the previous fiscal year was filed, are shown below.

Sony operates various businesses in Japan and foreign countries. Sony discloses its plan of capital expenditures by segment.

Sony’s plan of capital expenditures during the fiscal year ending March 31, 2021 is shown below.

	Fiscal year ending March 31, 2021
	Amounts (Yen in millions)	Main purposes of capital expenditures
G&NS, EP&S and I&SS	415,000	Investments in manufacturing facilities primarily related to semiconductors
Music	16,000	Investments in facilities related to information technology
Pictures	18,000	Investments in facilities related to film production and information technology
Financial Services	20,000	Investments in facilities related to information technology
All Other and Corporate	31,000	Investments in facilities related to information technology

Total	500,000
*1.	The amounts show the expected additions to property, plant and equipment, and intangible assets.
*2.	The amounts do not include the expected additions by business combinations.
*3.	The funding requirements of the capital expenditures are expected to be financed mainly by the existing balance of cash and cash equivalents.

The capital expenditures are expected to be approximately 500 billion yen during the fiscal year ending March 31, 2021, which is almost the same amount as the fiscal year ended March 31, 2020. The capital expenditures consist mainly of investments in manufacturing facilities, primarily related to semiconductors. In addition, Sony plans to retire and sell some of its facilities in the normal course of business.

(3)    Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2020.

  Note for readers of this English translation:

  There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 26, 2020.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2020)	As of the filing date of the Quarterly Securities Report (August 11, 2020)
Common stock	1,261,058,781	1,261,058,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,261,058,781	1,261,058,781	—	—

Note:	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights

  Note for readers of this English translation:

  The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below, which were issued during the three months ended June 30, 2020. A summary of these terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to these terms and conditions since the applicable date of the applicable filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/313838/000115752320000424/a52194292.htm

https://www.sec.gov/Archives/edgar/data/313838/000138713120003890/sne-s8_041520.htm

Stock acquisition rights issued during the three months ended June 30, 2020

Name (Allotment date of stock acquisition rights)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The forty-second series of Common Stock Acquisition Rights (April 17, 2020)	200	20,000

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to June 30, 2020	—	1,261,059	—	880,214	—	1,093,907

v) Status of Major Shareholders

(As of June 30, 2020)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	113,661	9.31
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	97,630	7.99
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	67,947	5.56
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	41,294	3.38
Japan Trustee Services Bank, Ltd. (Trust account 7) *2	1-8-11, Harumi, Chuo-ku, Tokyo	30,515	2.50
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	25,810	2.11
Ssbtc Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,667	1.86
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,872	1.71
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,169	1.65
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 No (6-27-30 Shinjuku, Shinjuku-ku, Tokyo)	18,183	1.49
Total		458,747	37.56

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of June 30, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. As of June 30, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2020)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	39,628,400	—	—
Shares with full voting rights (Others)	1,219,542,800	12,195,428	—
Shares constituting less than one full unit	1,887,581	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,058,781	—	—
Total voting rights held by all shareholders	—	12,195,428	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of June 30, 2020)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	39,628,400	—	39,628,400	3.15
Total	—	39,628,400	—	39,628,400	3.15

Notes:

1.

In addition to the 39,628,400 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.

Upon the disposal of treasury shares mainly due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) from July 1, 2020 to July 31, 2020, the number of shares held decreased by 1,950 thousand shares.

3.	Upon the disposal of treasury shares as restricted stock compensation on July 21, 2020, the number of shares held decreased by 197 thousand shares.

Outline of the restricted stock disposed as compensation on July 21, 2020 is as follows:

•	Disposal Price: 7,384 yen per share
•	Allotees: 6 Corporate Executive Officers of the Company,

10 Non-Executive Directors of the Company,

10 Executives of the Company.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2020 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2020	At June 30, 2020
ASSETS
Current assets:
Cash and cash equivalents	1,512,357	1,448,614
Marketable securities (including assets pledged that secured parties are permitted to sell or repledge of 17,521 million yen and 16,480 million yen at March 31, 2020 and June 30, 2020)	1,847,772	2,105,977
Notes and accounts receivable, trade and contract assets	1,028,793	1,005,429
Allowance for credit losses	(25,873)	(26,060)
Inventories	589,969	588,797
Other receivables	188,106	179,568
Prepaid expenses and other current assets	594,021	608,271
Total current assets	5,735,145	5,910,596
Film costs	427,336	417,646
Investments and advances:
Affiliated companies	207,922	210,800
Securities investments and other (including assets pledged that secured parties are permitted to sell or repledge of 930,882 million yen and 1,055,192 million yen at March 31, 2020 and June 30, 2020)	12,526,210	12,937,934
Allowance for credit losses	-	(7,677)
	12,734,132	13,141,057
Property, plant and equipment:
Land	81,482	79,860
Buildings	659,556	658,911
Machinery and equipment	1,725,720	1,792,832
Construction in progress	76,391	71,599
	2,543,149	2,603,202
Less – Accumulated depreciation	1,634,505	1,677,282
	908,644	925,920
Other assets:
Operating lease right-of-use assets	359,510	351,828
Finance lease right-of-use assets	33,100	31,778
Intangibles, net	906,310	902,575
Goodwill	783,888	783,453
Deferred insurance acquisition costs	600,901	617,899
Deferred income taxes	210,372	202,880
Other	340,005	340,724
	3,234,086	3,231,137
Total assets	23,039,343	23,626,356

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2020	At June 30, 2020
LIABILITIES
Current liabilities:
Short-term borrowings	810,176	977,414
Current portion of long-term debt	29,807	28,516
Current portion of long-term operating lease liabilities	68,942	72,275
Notes and accounts payable, trade	380,810	391,223
Accounts payable, other and accrued expenses	1,630,197	1,461,252
Accrued income and other taxes	145,996	148,208
Deposits from customers in the banking business	2,440,783	2,558,346
Other	733,732	692,863
Total current liabilities	6,240,443	6,330,097
Long-term debt	634,966	654,145
Long-term operating lease liabilities	314,836	304,647
Accrued pension and severance costs	324,655	320,439
Deferred income taxes	549,538	556,206
Future insurance policy benefits and other	6,246,047	6,331,757
Policyholders’ account in the life insurance business	3,642,271	3,843,393
Other	289,285	283,852
Total liabilities	18,242,041	18,624,536
Redeemable noncontrolling interest	7,767	9,916
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781	880,214
At June 30, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,289,719	1,290,992
Retained earnings	2,768,856	2,997,579
Accumulated other comprehensive income –
Unrealized gains on securities, net	161,191	140,359
Unrealized gains on derivative instruments, net	1,248	988
Pension liability adjustment	(235,520)	(234,956)
Foreign currency translation adjustments	(509,872)	(519,938)
Debt valuation adjustments	1,973	899
	(580,980)	(612,648)
Treasury stock, at cost
Common stock
At March 31, 2020–40,898,841 shares	(232,503)
At June 30, 2020–39,628,411 shares		(225,287)
	4,125,306	4,330,850
Noncontrolling interests	664,229	661,054
Total equity	4,789,535	4,991,904
Total liabilities and equity	23,039,343	23,626,356

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2019	2020
Sales and operating revenue:
Net sales	1,558,646	1,504,870
Financial services revenue	334,820	444,916
Other operating revenue	32,258	19,133
	1,925,724	1,968,919
Costs and expenses:
Cost of sales	1,061,038	1,052,673
Selling, general and administrative	350,167	301,166
Financial services expenses	288,493	397,659
Other operating income, net	(3,557)	(11,248)
	1,696,141	1,740,250
Equity in net income (loss) of affiliated companies	1,342	(274)
Operating income	230,925	228,395
Other income:
Interest and dividends	5,805	2,836
Gain on equity securities, net	323	96,900
Other	1,119	1,273
	7,247	101,009
Other expenses:
Interest expenses	4,880	1,805
Foreign exchange loss, net	1,696	5,054
Other	578	2,626
	7,154	9,485
Income before income taxes	231,018	319,919
Income taxes	65,012	72,878
Net income	166,006	247,041
Less - Net income attributable to noncontrolling interests	13,884	13,790
Net income attributable to Sony Corporation’s stockholders	152,122	233,251

	Yen
	Three months ended June 30
	2019	2020
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	121.78	191.09
– Diluted	119.22	186.94

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2019	2020
Net income	166,006	247,041
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	26,301	(32,111)
Unrealized gains (losses) on derivative instruments	764	(260)
Pension liability adjustment	2,914	566
Foreign currency translation adjustments	(42,698)	(11,483)
Debt valuation adjustments	-	(1,650)
Total comprehensive income	153,287	202,103
Less – Comprehensive income attributable to noncontrolling interests	22,622	520
Comprehensive income attributable to Sony Corporation’s stockholders	130,665	201,583

  The accompanying notes are an integral part of these statements.

  (iv)    Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2019	2020
Cash flows from operating activities:
Net income	166,006	247,041
Adjustments to reconcile net income to net cash provided by (used in) operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	93,412	90,101
Amortization of film costs	56,546	56,858
Accrual for pension and severance costs, less payments	5	355
Other operating income, net	(3,557)	(11,248)
Gain on securities investments, net (other than financial services business)	(329)	(96,891)
Gain on marketable securities and securities investments held in the financial services business, net	(9,172)	(154,558)
Deferred income taxes	(1,352)	26,114
Equity in net loss of affiliated companies, net of dividends	1,196	3,518
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(85,901)	19,100
Increase in inventories	(51,976)	(26,318)
Increase in film costs	(91,680)	(20,747)
Increase in notes and accounts payable, trade	55,807	10,513
Increase in accrued income and other taxes	6,836	15,501
Increase in future insurance policy benefits and other	138,925	255,401
Increase in deferred insurance acquisition costs	(22,185)	(22,269)
Increase in marketable securities held in the life insurance business	(59,080)	(46,580)
Increase in other current assets	(39,226)	(25,561)
Decrease in other current liabilities	(205,943)	(173,983)
Other	50,845	(20,162)
Net cash provided by (used in) operating activities	(823)	126,185

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2019	2020
Cash flows from investing activities:
Payments for purchases of fixed assets	(78,264)	(132,868)
Proceeds from sales of fixed assets	7,409	3,945
Payments for investments and advances by financial services business	(302,434)	(416,809)
Payments for investments and advances (other than financial services business)	(22,969)	(47,958)
Proceeds from sales or return of investments and collections of advances by financial services business	72,375	99,782
Proceeds from sales or return of investments and collections of advances (other than financial services business)	303	12,680
Proceeds from sales of businesses	-	1,313
Other	427	4,642
Net cash used in investing activities	(323,153)	(475,273)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,775	44,214
Payments of long-term debt	(114,297)	(25,615)
Increase in short-term borrowings, net	198,835	164,911
Increase in deposits from customers in the financial services business, net	57,354	146,465
Dividends paid	(25,035)	(30,094)
Payments for purchase of treasury stock	(25,354)	(29)
Other	(10,622)	(9,600)
Net cash provided by financing activities	86,656	290,252
Effect of exchange rate changes on cash and cash equivalents, including restricted	(23,451)	(6,517)
Net decrease in cash and cash equivalents, including restricted	(260,771)	(65,353)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295
Cash and cash equivalents, including restricted, at end of the period	1,213,042	1,449,942
Less - restricted cash and cash equivalents, included in other current assets and other assets	2,535	1,328
Cash and cash equivalents at end of the period	1,210,507	1,448,614

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Measurement of credit losses on financial instruments -

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU was effective for Sony as of April 1, 2020. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials -

In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis. Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	-	-	-	1,028,793
Allowance for credit losses *	(25,873)	(280)	-	(280)	(26,153)
Inventories	589,969	-	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	-	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	-	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	-	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	-	780	12,526,990
Allowance for credit losses	-	(6,341)	-	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	-	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	-	45	210,417
Other	340,005	(721)	-	(721)	339,284
Total other assets	3,234,086	(676)	-	(676)	3,233,410
Total assets	23,039,343	(6,559)	-	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	-	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	-	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	-	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	-	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	-	(1,386)	662,843
Total equity	4,789,535	(5,055)	-	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	-	(6,559)	23,032,784

*	Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated balance sheets.

Disclosures for Fair Value Measurement -

In August 2018, the FASB issued ASU 2018-13, which amends disclosure requirements related to fair value measurement. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

Disclosures for Defined Benefit Plans -

In August 2018, the FASB issued ASU 2018-14, which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2019 have been made to conform to the presentation for the three months ended June 30, 2020.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2020				June 30, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds	1,552,036	210,459	(566)	1,761,929	1,658,271	183,650	(10,948)	1,830,973
Japanese local government bonds	69,132	73	(33)	69,172	65,549	77	(21)	65,605
Japanese corporate bonds	202,164	19,112	(567)	220,709	207,147	15,127	(799)	221,475
Foreign government bonds	198,777	81,014	(14)	279,777	217,682	73,732	(26)	291,388
Foreign corporate bonds	361,422	507	(2,179)	359,750	393,781	1,149	(611)	394,319
Securitized products	205,223	0	-	205,223	224,685	-	(0)	224,685
Other	14,398	1,867	(12)	16,253	14,470	2,351	(3)	16,818

	2,603,152	313,032	(3,371)	2,912,813	2,781,585	276,086	(12,408)	3,045,263

Held-to-maturity securities:
Japanese national government bonds *1	6,204,505	2,098,885	(1,397)	8,301,993	6,204,146	1,816,227	(9,718)	8,010,655
Japanese local government bonds	2,504	331	-	2,835	2,404	320	-	2,724
Japanese corporate bonds	482,050	61,176	(4,754)	538,472	513,812	44,552	(11,311)	547,053
Foreign government bonds *2	723,937	302,297	-	1,026,234	720,735	281,532	-	1,002,267
Foreign corporate bonds	98	7	-	105	24,417	596	(5)	25,008
Securitized products	5,418	-	(421)	4,997	11,851	-	(117)	11,734

	7,418,512	2,462,696	(6,572)	9,874,636	7,477,365	2,143,227	(21,151)	9,599,441

Total	10,021,664	2,775,728	(9,943)	12,787,449	10,258,950	2,419,313	(33,559)	12,644,704

*1	As of June 30, 2020, held-to-maturity securities include 322,714 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2	As of June 30, 2020, held-to-maturity securities include 160,913 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the three months ended June 30, 2019 and 2020, respectively, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 287 million yen and 7,386 million yen due to the sale of equity securities and net unrealized gains of 8,408 million yen and 244,932 million yen due to revaluation of equity securities held at the end of the period for the first quarter of the fiscal years ended March 31, 2020 and ending March 31, 2021, respectively. Gains or losses arising from    equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statement of income. Included in the gains and (losses) noted above were gains and (losses) recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

During the three months ended June 30, 2019, the revaluation of the Spotify shares owned as of June 30, 2019 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 2,752 million yen (25 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

During the three months ended June 30, 2020, the revaluation of the Spotify shares owned as of June 30, 2020 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 49,022 million yen (456 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other noncurrent assets
Assets:
Debt securities
Trading securities	24,330	245,790	-	270,120	270,120	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,761,929	-	1,761,929	10,011	1,751,918	-	-
Japanese local government bonds	-	69,172	-	69,172	15,334	53,838	-	-
Japanese corporate bonds	-	220,679	30	220,709	14,774	205,935	-	-
Foreign government bonds	-	279,777	-	279,777	2,690	277,087	-	-
Foreign corporate bonds	-	343,980	15,770	359,750	94,156	265,594	-	-
Securitized products	-	33,383	171,840	205,223	-	205,223	-	-
Other	-	4,152	12,101	16,253	-	16,253	-	-
Equity securities	950,744	581,642	-	1,532,386	1,434,612	97,774	-	-
Other investments *1	7,162	816	9,242	17,220	-	17,220	-	-
Derivative assets *2,*3	1,310	41,073	-	42,383	-	-	40,784	1,599

Total assets	983,546	3,582,393	208,983	4,774,922	1,841,697	2,890,842	40,784	1,599

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	532,191	532,191	64,045	468,146	-	-
Derivative liabilities *2,*3	2,077	33,789	-	35,866	-	-	16,814	19,052

Total liabilities	2,077	33,789	532,191	568,057	64,045	468,146	16,814	19,052

	Yen in millions
	June 30, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other noncurrent assets
Assets:
Debt securities
Trading securities	24,821	269,232	-	294,053	294,053	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,830,973	-	1,830,973	16,048	1,814,925	-	-
Japanese local government bonds	-	65,605	-	65,605	13,294	52,311	-	-
Japanese corporate bonds	-	221,445	30	221,475	8,758	212,717	-	-
Foreign government bonds	-	291,388	-	291,388	540	290,848	-	-
Foreign corporate bonds	-	371,452	22,867	394,319	136,799	257,520	-	-
Securitized products	-	45,611	179,074	224,685	-	224,685	-	-
Other	-	4,616	12,202	16,818	-	16,818	-	-
Equity securities	1,275,299	617,647	-	1,892,946	1,632,137	260,809	-	-
Other investments *1	6,221	2,884	8,306	17,411	-	17,411	-	-
Derivative assets *2, *3	1,577	13,431	-	15,008	-	-	13,229	1,779

Total assets	1,307,918	3,734,284	222,479	5,264,681	2,101,629	3,148,044	13,229	1,779

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	541,283	541,283	60,205	481,078	-	-
Derivative liabilities *2, *3	154	38,517	-	38,671	-	-	21,171	17,500

Total liabilities	154	38,517	541,283	579,954	60,205	481,078	21,171	17,500

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.
*4	Future insurance policy benefits and policyholders’ account in the life insurance business are those for which the fair value option has been elected.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2019 and 2020 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Exercise of stock acquisition rights	1,191	-	1,191
Conversion of convertible bonds	2	-	2
Stock-based compensation	1,018	-	1,018
Comprehensive income:
Net income	152,122	13,884	166,006
Other comprehensive income, net of tax —
Unrealized gains on securities	17,113	9,188	26,301
Unrealized gains on derivative instruments	764	-	764
Pension liability adjustment	2,907	7	2,914
Foreign currency translation adjustments	(42,241)	(457)	(42,698)

Total comprehensive income	130,665	22,622	153,287

Dividends declared	-	(11,438)	(11,438)
Transactions with noncontrolling interests shareholders and other	(25,274)	(2,731)	(28,005)

Balance at June 30, 2019	3,846,507	698,766	4,545,273

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2020	4,125,306	664,229	4,789,535
Cumulative effect of ASU 2016-13	(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights	4,257	-	4,257
Conversion of convertible bonds	2,125	-	2,125
Stock-based compensation	(26)	-	(26)
Comprehensive income:
Net income	233,251	13,790	247,041
Other comprehensive income, net of tax —
Unrealized losses on securities	(20,832)	(11,279)	(32,111)
Unrealized losses on derivative instruments	(260)	-	(260)
Pension liability adjustment	564	2	566
Foreign currency translation adjustments	(10,066)	(1,417)	(11,483)
Debt valuation adjustments	(1,074)	(576)	(1,650)

Total comprehensive income	201,583	520	202,103

Dividends declared	-	(12,467)	(12,467)
Purchase of treasury stock	(29)	-	(29)
Reissuance of treasury stock	0	-	0
Transactions with noncontrolling interests shareholders and other	1,303	10,158	11,461

Balance at June 30, 2020	4,330,850	661,054	4,991,904

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2019 and 2020.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2019 and 2020 are as follows:

		Yen in millions
		Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019		135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications		26,375	884	(194)	(42,698)	(15,633)
Amounts reclassified out of accumulated other comprehensive income		(74)	(120)	3,108	-	2,914

Net current-period other comprehensive income		26,301	764	2,914	(42,698)	(12,719)
Less: Other comprehensive income attributable to noncontrolling interests		9,188	-	7	(457)	8,738

Balance at June 30, 2019		152,148	745	(307,550)	(477,470)	(632,127)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total

Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)
Other comprehensive income before reclassifications	(32,111)	600	(3,924)	(11,596)	(1,644)	(48,675)
Amounts reclassified out of accumulated other comprehensive income	-	(860)	4,490	113	(6)	3,737

Net current-period other comprehensive income	(32,111)	(260)	566	(11,483)	(1,650)	(44,938)
Less: Other comprehensive income attributable to noncontrolling interests	(11,279)	-	2	(1,417)	(576)	(13,270)

Balance at June 30, 2020	140,359	988	(234,956)	(519,938)	899	(612,648)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the three months ended June 30, 2019 and 2020 is as follows:

	Yen in millions
	Three months ended June 30
	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	152,122	233,251

	Thousands of shares
Weighted-average shares outstanding	1,249,160	1,220,629
Effect of dilutive securities:
Stock acquisition rights	2,843	3,269
Zero coupon convertible bonds	24,011	23,820

Weighted-average shares for diluted EPS computation	1,276,014	1,247,718

	Yen
Basic EPS	121.78	191.09

Diluted EPS	119.22	186.94

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended June 30, 2019 and 2020 were 5,724 thousand shares and 3,232 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2019 and 2020 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	March 31, 2020	June 30, 2020
Receivables from contracts with customers *1	1,126,597	1,101,146
Contract assets *1	13,985	15,290
Contract liabilities *2	271,286	284,478

*1	Receivables from contracts with customers and contract assets are included in the consolidated balance sheets as “Notes and accounts receivable, trade and contract assets” and “Other”, non-current.
*2	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 102,587 million yen were recognized during the three months ended June 30, 2020, which were included in the balance of contract liabilities at March 31, 2020.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 9.

7.	Unconsolidated variable interest entities

Certain accounts receivable sales programs also involve variable interest entities (“VIEs”). These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

In the Financial Services segment, Sony has variable interests in VIEs where Sony is not the primary beneficiary. Sony’s variable interests in such VIEs include equity securities, securitized products, foreign corporate bonds and other investments. The following tables present the carrying value of the variable interests of unconsolidated VIEs, the presentation in the consolidated balance sheet, and the maximum exposure to loss associated with these variable interests as of March 31, 2020 and June 30, 2020. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with VIEs in which Sony is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments.

	Yen in millions
	March 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	579,773	6,229	-	587,602
Securitized products	-	210,641	-	210,641
Foreign corporate bonds *2	41,452	41,036	-	82,488
Other investments	-	16,253	21,000	43,719

Total	621,225	274,159	21,000	924,450

	Yen in millions
	June 30, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	615,719	5,219	-	622,077
Securitized products	-	236,536	-	236,536
Foreign corporate bonds *2	34,215	39,031	-	73,246
Other investments	-	16,818	21,000	44,258

Total	649,934	297,604	21,000	976,117

*1	Equity securities primarily include investment funds.
*2	Foreign corporate bonds primarily include repackaged bonds.

8. Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2020, the total unused portion of the lines of credit extended under these contracts was 31,066 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of June 30, 2020 amounted to 653,775 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of June 30, 2020, these subsidiaries were committed to make payments under such contracts of 123,912 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2020, these subsidiaries were committed to make payments of 121,619 million yen under such contracts.

Certain subsidiaries in the Game & Network Services (“G&NS”) segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within eight years. As of June 30, 2020, these subsidiaries were committed to make payments of 28,287 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of June 30, 2020, Sony has committed to make payments of 187,817 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of June 30, 2020, Sony has committed to make payments of 108,920 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of June 30, 2020, Sony has committed to make payments of 5,126 million yen under such contracts.

(3)	Litigation

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2020 amounted to 2,208 million yen.

9.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Electronics Products & Solutions (“EP&S”) segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2019	2020
Sales and operating revenue:
Game & Network Services -
Customers	441,750	599,049
Intersegment	15,711	7,060

Total	457,461	606,109
Music -
Customers	200,038	173,735
Intersegment	2,215	3,380

Total	202,253	177,115
Pictures -
Customers	185,759	174,441
Intersegment	329	648

Total	186,088	175,089
Electronics Products & Solutions -
Customers	480,656	327,393
Intersegment	3,259	4,453

Total	483,915	331,846
Imaging & Sensing Solutions -
Customers	211,175	198,371
Intersegment	19,503	7,815

Total	230,678	206,186
Financial Services -
Customers	334,820	444,916
Intersegment	2,115	1,844

Total	336,935	446,760
All Other -
Customers	60,632	46,097
Intersegment	8,959	7,998

Total	69,591	54,095
Corporate and elimination	(41,197)	(28,281)

Consolidated total	1,925,724	1,968,919

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2019	2020
Operating income (loss):
Game & Network Services	73,804	124,037
Music	38,277	34,892
Pictures	376	24,742
Electronics Products & Solutions	25,066	(9,121)
Imaging & Sensing Solutions	49,528	25,426
Financial Services	46,105	47,203
All Other	(2,602)	3,532

Total	230,554	250,711
Corporate and elimination	371	(22,316)

Consolidated operating income	230,925	228,395

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category :

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2019	2020
Game & Network Services
Digital Software and Add-on Content	215,964	394,637
Network Services	83,606	93,295
Hardware and Others	142,180	111,117

Total	441,750	599,049

Music
Recorded Music – Streaming	66,482	68,900
Recorded Music – Others	45,480	29,186
Music Publishing	39,290	31,096
Visual Media and Platform	48,786	44,553

Total	200,038	173,735

Pictures
Motion Pictures	80,870	65,077
Television Productions	46,486	64,303
Media Networks	58,403	45,061

Total	185,759	174,441

Electronics Products & Solutions
Televisions	147,761	106,568
Audio and Video	78,743	47,081
Still and Video Cameras	100,254	46,405
Mobile Communications	100,550	94,229
Other	53,348	33,110

Total	480,656	327,393

Imaging & Sensing Solutions	211,175	198,371
Financial Services	334,820	444,916
All Other	60,632	46,097
Corporate	10,894	4,917

Consolidated total	1,925,724	1,968,919

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the first quarter of the fiscal years ended March 31, 2020 and 2021 was 1,039 million yen and 11,036 million yen, respectively.

	Yen in millions
	Three months ended June 30
	2019	2020
Depreciation and amortization:
Game & Network Services	6,812	8,475
Music	6,779	7,402
Pictures	5,753	4,343
Electronics Products & Solutions, including contract costs	15,081	14,808
Imaging & Sensing Solutions	29,439	39,210
Financial Services, including deferred insurance acquisition costs	22,151	8,853
All Other	1,396	917

Total	87,411	84,008

Corporate	6,001	6,093

Consolidated total	93,412	90,101

	Yen in millions
	Three months ended June 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	-	-	-
Pictures	-	-	-
Electronics Products & Solutions	1,892	-	1,892
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,461	245	1,706

Consolidated total	3,353	245	3,598

	Yen in millions
	Three months ended June 30, 2020
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	-	-	-
Pictures	2	-	2
Electronics Products & Solutions	213	-	213
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	282	-	282

Consolidated total	497	-	497

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2019	2020
Japan	627,522	730,551
United States	435,028	464,616
Europe	362,947	361,001
China	201,088	179,579
Asia-Pacific	183,103	142,729
Other Areas	116,036	90,443

Total	1,925,724	1,968,919

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2019 and 2020.

10.	Subsequent events

(1)	Tender Offer for Common Shares and Stock Acquisition Rights of Sony Financial Holdings Inc.

Sony Corporation resolved, at the meeting of its Board of Directors held on May 19, 2020, to offer to acquire the common shares of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, not held by Sony Corporation and the related stock acquisition rights through a tender offer (“Tender Offer”), with the aim of making SFH a wholly-owned subsidiary of Sony Corporation, and Sony Corporation undertook the Tender Offer from May 20, 2020 through July 13, 2020. Because the aggregate number of shares (including shares subject to stock acquisition rights) tendered through the Tender Offer (the “Tendered Share Certificates, Etc.”) was equal to or greater than the minimum number of shares to be purchased through the Tender Offer, all of the Tendered Share Certificates, Etc. have been purchased by Sony Corporation. In order to procure the funds necessary to acquire the target shares and the related stock acquisition rights for the Tender Offer, Sony Corporation borrowed 322.5 billion yen from a Japanese private bank.

As a result of the Tender Offer, Sony Corporation has commenced the procedures pursuant to the provisions of Article 179 of the Companies Act of Japan, for the mandatory purchase of all of SFH’s remaining common shares not held by Sony Corporation.

<Overview of Tender Offer>

1. Shares and Stock Acquisition Rights to be purchased: Common shares (excluding SFH’s common shares owned by Sony Corporation and the treasury shares owned by SFH) and the related stock acquisition rights

2. Period: From May 20, 2020 through July 13, 2020

3. Price: 2,600 yen per common share

259,900 yen per unit of stock acquisition right

4. Number of Shares purchased (including the number of shares subject to stock acquisition rights): 123,655,138 shares

5. Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 93.46%

(2)	Borrowing Funds for Acquisition of EMI Music Publishing

In July 2020, in order to enhance liquidity, Sony Corporation executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year maturity terms in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P., which owns EMI Music Publishing, in November 2018. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen.

(3)	Setting of parameters for repurchase of shares of its own common stock

Sony Corporation approved on August 4, 2020 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Corporation’s Articles of Incorporation:

1. Total number of shares for repurchase: 20 million shares (maximum)

2. Total purchase price for repurchase of shares: 100 billion yen (maximum)

3. Period of repurchase: August 5, 2020 to March 31, 2021

(2) Other Information

(i) Dividends declared

A year-end cash dividend for Sony Corporation’s common stock was approved by a written resolution of the Board of Directors dated as of May 13, 2020 as below:

1. Total amount of year-end cash dividends:

30,504 million yen

2. Amount of year-end cash dividends per share:

25.00 yen

3. Payment date:

June 5, 2020

Year-end cash dividends for the fiscal year ended March 31, 2020 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2020.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2020.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Commitments, contingent liabilities and other”.